1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2015
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date January 30, 2015	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever f

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
AND INSIDE INFORMATION
ANNOUNCEMENT ON SUBSTANTIAL PROVISIONS
FOR IMPAIRMENT OF ASSETS

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 30 January 2015, the board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") considered and approved the Resolution in Relation to Proposed Substantial Provisions for Impairment of Assets. The details of the substantial provisions for impairment of assets are hereby announced.

I.	BASIC INFORMATION ON THE PROVISIONS FOR IMPAIRMENT OF ASSETS

The Company proposed to make substantial provisions for impairment of assets amounting to approximately RMB5.5 billion, the details are as follows:

(I)	Basic Information on the Provisions for Impairment of Assets of Chalco Chongqing Branch

1.	Summary of the provisions for impairment

1.1	Reasons for and basis of the provisions for impairment

The 800,000-tonne Alumina Project of Chongqing Branch is a key project of Chongqing Municipal Government for attracting business and investment, which was launched under the conditions with policy support by the government, such as resources allocation and energy supply. The project laid its foundation in April 2006 and was put into full production in July 2013. Since the operation, it was in a state of continuing losses due to the relatively significant decrease in the price of alumina as compared with that during the construction period, the large negative variation of mineral resources and the high costs of natural gas and other energy, and it stopped from production since July 2014. The Company decided to lower the costs through measures of management, technology and process optimisation to step out of its tough time.

Pursuant to the provisions of the Accounting Standard for Business Enterprises No. 8 - Impairment of Asset and International Financial Reporting Standards No. 36 - Impairment of Asset, where there are indicators of impairment of assets, among others, when "the current market price of assets falls sharply, and its decrease is obviously higher than the expected drop over time or due to the normal use" and when "there is evidence from the internal reports of the enterprise showing that the economic performance of asset has been or will be lower than expected", relevant assets may have been impaired and the company shall assess the recoverable amount. If the recoverable amount is lower than the book value of assets, the provision for the impairment shall be made. In this regard, the Company performed impairment tests on relevant assets by treating present value of future net cash inflow as the recoverable amount based on the production cost and total cost as well as the estimated future sale price of alumina in the technical promotion plan.

1.2	Amount of the provisions for impairment

According to the results of the asset impairment tests, the provisions made for the impairment of long-term assets of Chalco Chongqing Branch in 2014 amounted to approximately RMB3.3 billion.

2.	Impact on the financial conditions of the Company

The provisions for impairment will result in the increase of approximately RMB3.3 billion in the impairment loss for assets in the consolidated financial statements of the Company and the financial statements of the parent for 2014, increasing approximately RMB3.3 billion in the net loss attributable to the owners of the parent in the consolidated financial statements of the Company for 2014.

(II)	Basic Information on the Provisions for Impairment of Assets of the Subsidiaries in Silicon Industry of Chalco Ningxia Energy Group Co., Ltd.*

1.	Summary of provisions for impairment

1.1	Reasons for and basis of provisions for impairment

Due to the objective factors including the weak international and domestic market in silicon industry in 2014, the four subsidiaries in silicon industry of Chalco Ningxia Energy Group Co., Ltd* suffered heavy losses and were fully stopped from production, which signalled a notable impairment of assets.

In view of these facts, the Board approved the assets reorganization of the four subsidiaries in silicon industry on 18 December 2014. The equity interests of the four subsidiaries in silicon industry were listed for sale on the China Beijing Equity Exchange on 25 December 2014 and no potential bidder has been solicited as of 23 January 2015. In this regard, the Company will terminate the operation of the aforesaid four subsidiaries in silicon industry by way of insolvency liquidation or dissolution liquidation.

Pursuant to the provisions of the Accounting Standard for Business Enterprises No. 8 - Impairment of Asset and International Financial Reporting Standards No. 36 - Impairment of Asset, the Company carried out impairment tests on assets of the four subsidiaries in silicon industry by way of external disposal and made provisions for impairment of various kinds of assets based on the difference between the estimated net realizable value and the book value.

1.2	Amount of the provisions for impairment

According to the results of the asset impairment tests, the provisions made for the impairment of assets of the four subsidiaries in silicon industry of Chalco Ningxia Energy Group Co., Ltd.* amounted to approximately RMB1.4 billion in aggregate in 2014.

2.	Impact on the financial conditions of the Company

The provisions for impairment will result in the increase of approximately RMB1.4 billion in the impairment loss for assets in the consolidated financial statements of the Company for 2014, increasing approximately RMB1 billion in net loss attributable to the owners of the parent in the consolidated financial statements of the Company for 2014.

(III)	Basic Information on the Provisions for Impairment of Assets of Certain Electrolytic Aluminum Production Lines Proposed to be Stopped from Production

1.	Summary of provisions for impairment

1.1	Reasons for and basis of provisions for impairment

The electrolytic aluminum 186KA production line, cathode carbon production line and the ancillary facilities of Chalco Guizhou Branch stopped their production in 2014 due to the continuing downturn of the primary aluminum market. Therefore, the Company proposed to scrap the above-mentioned assets. The experimental tasks of the 600KA test production line of Chalco Liancheng Branch was completed. However, attributed to the reasons of high electricity tariff and others, it does not satisfy the industrialization conditions. Accordingly, the Company proposed to scrap this production line. The electrolytic aluminum 160KA and 320KA production lines of Chalco Guangxi Branch were also proposed to be scrapped by the Company due to the continuing downturn of the primary aluminum market. Furthermore, the carbon production line of Chalco Henan Branch suffered severe losses and had signs of notable impairment due to the decrease of carbon product prices resulting from continuing downturn of the primary aluminum market.

Pursuant to the provisions of the Accounting Standard for Business Enterprises No. 8 - Impairment of Asset and International Financial Reporting Standards No. 36 - Impairment of Asset, the Company conducted impairment tests on the electrolytic aluminum assets including the electrolytic aluminum 186KA production line, cathode carbon production line, the ancillary facilities of Guizhou Branch, the 600KA test production line of Liancheng Branch, and the electrolytic aluminum 160KA and 320KA production lines of Guangxi Branch in accordance with the net realizable value to be disposed, and also made provisions for impairment based on the difference between the estimated net realizable value and the book value. For the carbon production line of Chalco Henan Branch, the Company also implemented impairment tests and made provisions for impairment based on the test results.

1.2	Amount of provisions for impairment

The provisions made for impairment of assets of the aforementioned relevant assets of the electrolytic aluminum production lines of the Company which were proposed to be scrapped and the long-term assets of the carbon production line of Henan Branch amounted to approximately RMB0.8 billion in aggregate in 2014.

2.	Impact on the financial position of the Company

The provisions for impairment will result in the increase of approximately RMB0.8 billion in the impairment loss for assets in the consolidated financial statements of the Company and the financial statements of the parent for 2014, increasing approximately RMB0.8 billion in net loss attributable to the owners of the parent in the consolidated financial statements of the Company for 2014.

II.	RELEVANT PROCEDURES FOR APPROVAL

The substantial provisions for impairment of assets have been considered and approved by the Board and the supervisory committee of the Company. Independent directors of the Company have also expressed their independent opinions in respect of the provisions for impairment of assets.

The Board is of the view that: The substantial provisions for impairment of assets are in accordance with the Accounting Standards for Business Enterprises and International Financial Reporting Standards ("IFRSs"), the actual conditions of the Company's assets and relevant regulations of policies. After the provisions for impairment, the annual financial statements for 2014 of the Company will give a more impartial view of the assets conditions of the Company, which will make the accounting information of the Company more reliable and reasonable.

The supervisory committee of the Company is of the view that: The substantial provisions for impairment of assets are in accordance with the Accounting Standards for Business Enterprises and IFRSs, the actual conditions of the Company's assets and relevant policies. The procedures of the approval of the provisions for impairment are in compliance with relevant laws and regulations and with solid reasons. As a truer view of the assets conditions of the Company will be given after the provisions for impairment, the supervisory committee of the Company agreed such provisions for impairment of assets.

Independent directors of the Company are of the view that: The substantial provisions for impairment of assets are in accordance with the Accounting Standards for Business Enterprises, IFRSs and relevant regulations of the Company, the actual conditions of the Company's assets, and the future development strategies of the Company. The procedures of the approval of the provisions for impairment are in compliance with relevant laws and regulations. After the provisions for impairment, the financial statements for 2014 will give a more impartial view of the financial conditions, asset values and business results of the Company as of 31 December 2014, which is beneficial to the provision of more accurate and reliable accounting information to the investors without impairing the interests of the Company and the shareholders, especially the interests of minority shareholders. With reference to the aforementioned opinion, the substantial provisions for impairment of assets of the Company are agreed.

III.	OTHER RELEVANT EXPLANATION

The above figures of the proposed provisions for impairment are unaudited and based on preliminary estimation only. Details of the financial information of the Company will be duly disclosed in the audited annual report of the Company for 2014.

Announcement is hereby given.

By Order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 January 2015

As at the date of this announcement, the members of the board of directors comprise Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors)

* For identification purposes only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary